UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Company Act of 1935
File No. 70-8711
Report For Period:  July 1, 2001 to December 31, 2001



In the Matter of:

PUBLIC SERVICE COMPANY OF OKLAHOMA
CENTRAL AND SOUTH WEST CORPORATION





      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26445 dated December 29, 1995, it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in RIKA Management Company, L.L.C., Universal Power Products, L.L.C., Automated Substation Development Company, L.L.C., and RC Training, L.L.C. (collectively referred to as the RIKA Companies): 1) a description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies during the period, 2) a description of any software or ancillary services provided to PSO by the RIKA Companies during the period, 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its debt and equity holdings in the RIKA Companies, and 4) a statement regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interests held by PSO in any of the RIKA Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies. This report covers the period July 1, 2001 to December 31, 2001.


1) Description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies during the period

               The RIKA Companies ceased operations in the fourth quarter 2001.


2) Description of any software or ancillary services provided to PSO by the RIKA Companies during the period

               None.

3) Statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its debt and equity holdings in the RIKA Companies

               The RIKA Companies continue to experience slow growth and require all available cash in order to provide working capital for operations. PSO recorded no interest income in the second half 2001. None of the provisions of the agreement were modified nor were any other considerations given as a result of this decision. PSO's cumulative interest received from the RIKA Companies is $45,874.

               The RIKA Companies paid no dividends to PSO during the reporting period nor cumulatively.


4) Statement regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interest held by PSO in any of the RIKA Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies

               In the fourth quarter 2001, the RIKA Companies ceased operations and are in the process of winding down their affairs.

5)             This will be the final Rule 24 report in this file.





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                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 14th day of March 2002.

                                         Public Service Company of Oklahoma

                                                 /s/    Armando Pena
                                                --------------------
                                                   Armando Pena
                                                   Treasurer